Exhibit 99.3

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 871 905 100 euros
542 051 180 R.C.S. Nanterre

www.total.com

Pakistan : Signing of Two Production Sharing Contracts
for Offshore Blocks G and H

Paris – July 3, 2003 – Total announces the signature by its subsidiary Total Exploration and Production Pakistan of two production sharing contracts with the government of Pakistan. The agreements cover the deep Offshore Blocks G and H around 200 kilometres from the coast in water depths of between 1,700 and 3,400 meters.

Total is the operator of both of these blocks with an interest of 40% in partnership with Petronas (30%), OMV (15%) and the Pakistani companies Marigas (5%) and OGDCL (10%).

The signature of these contracts confirms Total’s ambition to continually develop new resources and the company’s ability to explore and produce hydrocarbons in technically challenging environments.

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